UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission file number: 001-39259

China Liberal Education Holdings Limited

Room 1618 Zhongguangcun MOOC Times Building,

18 Zhongguangcun Street, Haidian District

Beijing, People’s Republic of China 100190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Definitive Agreements

From April 4, 2022 to April 5, 2022, China Liberal Education Holdings Limited (the “Company”) entered into a series of subscription agreements (the “Subscription Agreements”) with eight purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Subscription Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 6,000,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.50 per ordinary share and for an aggregate purchase price of $9.0 million. Each of the Purchasers represented that he, she or it was not a resident of the United States and was not “U.S. persons” as defined in Rule 902(k) of Regulation S and was not acquiring the ordinary shares of the Company for the account or benefit of any U.S. person. The Subscription Agreements and the transactions contemplated thereby have been approved by the Company’s board of directors.

The Company expects to receive gross proceeds of approximately $9.0 million from the issuance and expects settlement of the issuance to occur in accordance with the terms of the Subscription Agreements. The closing of the transactions contemplated by the Subscription Agreements shall take place on the respective dates mutually agreed by the Company and the Purchasers.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the Form of Subscription Agreement, which is filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

On April 7, 2022, the Company issued a press release announcing the entry into the Subscription Agreements. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Form of Subscription Agreement
99.1	Press Release – China Liberal Education Holdings Limited Announces US$9 Million Private Placement

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: April 7, 2022	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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